Exhibit 4.3

EIGHTH AMENDING AGREEMENT to the Credit Agreement dated as of November 28, 2000, as amended by a First Amending Agreement dated January 5, 2001, a Second Amending Agreement dated as of June 29, 2001, a Third Amending Agreement dated as of December 21, 2001, a Fourth Amending Agreement dated as of December 23, 2002, a Fifth Amending Agreement dated as of March 24, 2003, a Sixth Amending Agreement dated as of October 8, 2003, and a Seventh Amending Agreement dated as of November 19, 2004, entered into in the City of Montreal, Province of Quebec, as of March 6, 2008,

AMONG:

VIDÉOTRON LTÉE, a company constituted in accordance with the laws of Quebec, having its registered office at 300 Viger Street East, 6th floor, in the City of Montreal, Province of Quebec (hereinafter called the “Borrower”)

PARTY OF THE FIRST PART

AND:	THE LENDERS, AS DEFINED IN THE CREDIT AGREEMENT (the “Lenders”)

PARTIES OF THE SECOND PART

AND:

ROYAL BANK OF CANADA, AS ADMINISTRATIVE AGENT FOR THE LENDERS, a Canadian bank, having a place of business at 200 Bay Street, 12th floor, South Tower, Royal Bank Plaza, in the City of Toronto, Province of Ontario (hereinafter called the “Agent”)

PARTY OF THE THIRD PART

WHEREAS the parties hereto are parties to a Credit Agreement dated as of November 28, 2000, as amended by a First Amending Agreement dated January 5, 2001, a Second Amending Agreement dated as of June 29, 2001, a Third Amending Agreement dated as of December 21, 2001, a Fourth Amending Agreement dated as of December 23, 2002, a Fifth Amending Agreement dated as of March 24, 2003, a Sixth Amending Agreement dated as of October 8, 2003, and a Seventh Amending Agreement dated as of November 19, 2004, creating an Amended and Restated Credit Agreement (as so amended and amended and restated, the “Credit Agreement”);

WHEREAS the Borrower has requested certain amendments to the Credit Agreement to provide it with greater flexibility and, in particular, to allow the Borrower to cause to be issued Letters of Credit in connection with the upcoming Canadian Auction for Spectrum Licences for Advanced Wireless Services and other Spectrum in the 2 GHz Range of up to $350,000,000, and to make certain amendments to pricing and to other covenants; and

WHEREAS the requisite majority of the Lenders has agreed with the Borrower to the amendments contemplated hereby, and as such, the Lenders have complied with the provisions of Section 18.14 of the Credit Agreement, as evidenced by the signature of each Lender and of the Agent on this Agreement;

NOW THEREFORE, THE PARTIES HERETO AGREE AS FOLLOWS:

I.              INTERPRETATION

All of the words and expressions which are capitalized herein shall have the meanings ascribed to them in the Credit Agreement unless otherwise indicated herein.

II.            AMENDMENTS

1.             Subsection 1.1.2 of the Credit Agreement is deleted and replaced by the following:

“1.1.2      “Additional Offering” means an Offering of unsecured Debt incurred or issued by the Borrower having a term expiring after the expiry of the Term, the terms and conditions of which Offering (excluding, for greater certainty, pricing) are no more favourable to the Persons providing such Debt than the provisions hereof;”.

2.             Subsection 1.1.9 of the Credit Agreement (definition of “Asset Disposition”) is amended by deleting the reference to subsection 1.1.85.1 and replacing it with a reference to subsection 1.1.89.1.

3.             Subsection 1.1.50 of the Credit Agreement is deleted and replaced by the following:

“1.1.50    “EBITDA” means, during a financial period, earnings of the VL Group before non-controlling interests, earnings from equity-accounted investments, extraordinary items, non-recurring gains or losses on debt extinguishment, asset sales and restructuring, Interest Expense, taxes, depreciation and amortization, foreign exchange translation gains or losses not involving the payment of cash and other non-cash financial charges, without taking into account any goodwill adjustments, calculated on a Consolidated basis, and otherwise in accordance with GAAP; for greater certainty, there shall be excluded from the calculation of EBITDA, to the extent included in such calculation, the amount of any income or expense relating to Back-to-Back Securities and the costs arising out of the termination of the Derivative Instruments associated with Term Facility B upon its repayment, in an approximate amount of $8,000,000;”.

4.             A new subsection, 1.1.51, is hereby added to the Credit Agreement as follows.  All other subsections are renumbered accordingly:

“1.1.51    “Eighth Amendment Closing Date” means March 6, 2008;”.

5.             The last sentence of subsection 1.1.61 (now 1.1.62), the definition of “Guarantors”, is amended to refer to the “Eighth Amendment Closing Date” instead of the “Seventh Amendment Closing Date”.

6.             New subsections 1.1.72, 1.1.74 and 1.1.76 are added as follows:

“1.1.72    “Issuing Lender” means Royal Bank of Canada as the issuer of Letters of Credit (in that capacity), or any successor issuer of Letters of Credit.  For greater certainty, where the context requires, references to “Lenders” herein include the Issuing Lender;

1.1.74      “LC Fees” has the meaning ascribed to such term in subsection 4.3.2;

1.1.76      “Letter of Credit” means any stand-by letter of credit or letter of guarantee issued by the Issuing Lender in connection with the Spectrum Auction and Purchase in accordance with the provisions hereof;”.

7.             The definition of “Loan” in subsection 1.1.79 (now 1.1.83) is amended by adding the words “and Letters of Credit” on the third line after the words “Bankers Acceptances”.  Consequently, the subsection now provides as follows:

“1.1.83    “Loan” means, at any time, the aggregate of the Advances outstanding in accordance with the provisions hereof, including the face amount of any Bankers’ Acceptances and Letters of Credit issued in accordance with the provisions hereof, together with all unpaid interest thereon and any other amount in principal, interest and accessory costs payable to the Agent or the Lenders by the Borrower pursuant hereto, including, for greater certainty, amounts contemplated by Section 5.7;”.

8.             The definition of “Margin” in subsection 1.1.82 (now 1.1.86) is deleted and replaced by the following:

“1.1.86    “Margin” means, for Prime Rate Advances, Stamping Fees, LC Fees and Facility Fees, as well as Libor Advances by Foreign Lenders, under the Revolving Facility, the following annual percentages depending on the VL Group’s then-applicable Leverage Ratio, determined at the times and in the manner set out below the table:

Leverage Ratio	Facility Fees	Prime Rate plus	Stamping Fees or Cdn$ Libor plus or LC Fee

Each change resulting from a change in the Leverage Ratio shall be effective with respect to all outstanding Loans retroactively from the first day of each fiscal quarter of the Borrower, and shall be based on the VL Group’s financial statements and Compliance Certificates required by subsections 12.15.1 and 12.15.2, as applicable, and the Leverage Ratio derived from such financial statements.  Thus, the financial statements and Compliance Certificates which shall be delivered 60 days after quarter-end and 75 days after year-end (based on unaudited results and subject to readjustment upon delivery of a second Compliance Certificate in accordance with the provisions of subsection 12.15.2(b)) will be used to calculate the Leverage Ratio applicable from the first day of the quarter in which such financial statements and Compliance Certificates were to be delivered.  For example, the financial statements and Compliance Certificates to be delivered in respect of the quarter ending May 31 of any year of the Term shall be delivered by July 30 of that year, and shall be used to calculate the Leverage Ratio for the period from June 1 of that year to August 31 of that year.  If, as a result of an increase in the Leverage Ratio, the Margin has increased, the Agent will advise the Borrower and the Lenders and the Borrower will pay all additional amounts that may be due to the Lenders within 2 Business Days of being advised of the amount due.  If, as a result of a reduction in the Leverage Ratio, the Margin has been reduced, the Agent shall advise the Borrower and the Lenders and the amounts owed to the Borrower (a) will be deducted from the Stamping Fees otherwise payable in the case of a BA Advance, on the next Rollover Date of the relevant BA Advance, or (b) in the case of Prime Rate Advances, will be deducted from the interest otherwise payable by the Borrower on the next interest payment date contemplated by Section 5.2, or (c) in the case of Letters of Credit, will be deducted from the LC Fees otherwise payable by the Borrower on the next LC Fee payment date contemplated by Section 4.3.2, and (d) if no interest or Stamping Fees are payable during that period, the Lenders shall remit the necessary amounts to the Agent for payment to the Borrower;”.

9.             The first line of the definition of “Net Proceeds” in subsection 1.1.85 (now 1.1.89) is amended by replacing the word “Section” with the word “Sections”.

10.           New subsections 1.1.112 and 1.1.113 are added as follows:

“1.1.112  Spectrum Auction and Purchase” means the process described in Industry Canada’s “Notice No. DGRB-011-07 — Licensing Framework for the Auction for Spectrum Licences for Advanced Wireless Services and other Spectrum in the 2 GHz Range;

1.1.113    “Spectrum Co.” means any Person in which the Borrower may have a voting and/or economic interest and which Person may be the bidder on behalf of the Borrower and others in the Spectrum Auction and Purchase;”.

11.           The definition of “Term Facility C” in subsection 1.1.116 (now 1.1.122) is amended by replacing the words “will have been” with the word “was”.  Consequently, the subsection now reads as follows:

“1.1.122  “Term Facility C” means the portion of the Credit previously available under this Credit Agreement which was repaid in full by the Borrower concurrently with the initial Advance hereunder on or after the Seventh Amending Closing Date;”.

12.           Section 3.1 is amended to add Letters of Credit to the permitted purposes, and now reads as follows:

“3.1         Purpose of the Advances

All Advances made by the Lenders to the Borrower under the Revolving Facility in accordance with the provisions hereof from and after the Eighth Amendment Closing Date shall be used by the Borrower for general corporate purposes, including, without limitation, to issue Letters of Credit solely in connection with the Spectrum Auction and Purchase and to pay dividends to QMI from time to time, subject to and in accordance with the terms and conditions of this Agreement.”.

13.           A new Section 4.3 is added as follows, and Sections 4.3 to 4.11 are renumbered as 4.4 to 4.12; all cross-references in those Sections and elsewhere in the Agreement to Sections 4.3 to 4.11 are also modified to take into account the new numbering:

“4.3         Letters of Credit for Spectrum Auction and Purchase

4.3.1        Issuance.  Subject to the applicable provisions of this Agreement, on any Business Day during the Disbursement Period, as part of the Credit available under the Revolving Facility, upon one (1) Business Day’s prior written Notice of Borrowing delivered to the Agent prior to 10:00 a.m. the preceding Business Day, the Borrower may cause to be issued by the Issuing Lender on behalf of the Lenders one or more Letters of Credit in a maximum aggregate amount outstanding at any time not exceeding $350,000,000.  Each Letter of

Credit may be issued solely to support, directly or indirectly, the bid in the Spectrum Auction and Purchase, and shall be issued in Canadian Dollars.  Concurrently with the delivery of a Notice of Borrowing requesting a Letter of Credit, the Borrower shall execute and deliver to the Issuing Lender the documents required by the Issuing Lender in respect of the requested type of Letter of Credit, including a Letter of Credit application and indemnity on the Issuing Lender’s standard forms.  In the event of any conflict between the provisions of this Agreement and the provisions of any document relating to a Letter of Credit, the provisions of this Agreement shall govern and prevail.  The term of each Letter of Credit shall expire prior to the end of the Term and shall not be more than 364 days and shall otherwise be in form and substance satisfactory to the Issuing Lender.

4.3.2        Fee.  The Borrower shall pay fees in respect of any such Letters of Credit (“LC Fees”) issued or renewed equal to the aggregate of: (i) for the Lenders, an amount equal to (A) the face amount of the Letter of Credit on the date that the fee is payable multiplied by (B) a fraction (1) the numerator of which shall equal the product resulting from multiplying the applicable LC Fee percentage provided for in the table contained in the definition of “Margin” by the number of days in the term of the Letter of Credit selected by the Borrower, and (2) the denominator of which shall consist of 365 days or 366 days (as the case may be), which fees shall be payable quarterly in arrears on the last Business Day of each calendar quarter and (ii) for the Issuing Lender,     % per annum of the face amount thereof and for the number of days in the term of the Letter of Credit selected by the Borrower, payable quarterly in arrears on the last Business Day of each calendar quarter, or on such other date as the Agent may determine from time to time.

4.3.3        Reimbursement Obligations.  In the event of any drawing under a Letter of Credit, the Issuing Lender shall promptly notify the Borrower who shall immediately reimburse the amount to the Issuing Lender in same day funds.  In the event that the Borrower fails to reimburse the Issuing Lender immediately upon a drawing and fails to provide a Notice of Borrowing with a different option, the Borrower shall be deemed to have requested from the Agent a Canadian Prime Rate Advance on the date and in the amount of the drawing, the proceeds of which will be used to satisfy the reimbursement obligations of the Borrower to the Lenders in respect of the drawing.  The reimbursement obligations of the Borrower hereunder shall be absolute, unconditional and irrevocable and shall be performed strictly in accordance with the terms of this Agreement under any and all circumstances whatsoever and irrespective of:

4.3.3.1             any lack of validity or enforceability of any Letter of Credit or this Agreement or any term or provision therein or herein;

4.3.3.2             the existence of any claim, set-off, compensation, defence or other right that the Borrower, any Guarantor or other member of the VL

Group or any other Person may at any time have against the beneficiary under any Letter of Credit, the Issuing Lender, the Agent, any Lender or any other Person, whether in connection with this Agreement or any other related or unrelated agreement or transaction;

4.3.3.3             any draft or other document presented under a Letter of Credit proving to be forged, fraudulent or invalid in any respect or any statement therein being untrue or inaccurate in any respect;

4.3.3.4             any dispute between or among the members of the VL Group and any beneficiary of any Letter of Credit or any other party to which such Letter of Credit may be transferred or any claims whatsoever of the members of the VL Group against any beneficiary of such Letter of Credit or any such transferee; and

4.3.3.5             the validity or sufficiency of any instrument transferring or assigning or purporting to transfer or assign any Letter of Credit or any of the rights or benefits thereunder or proceeds thereof in whole or in part, which may prove to be invalid or ineffective for any reason.

The Issuing Lender shall not be liable for any error, omission, interruption or delay in transmission, dispatch or delivery of any message or advice, however transmitted, in connection with any Letter of Credit, except for errors or omissions that result directly from the intentional or gross fault of the Issuing Lender, as determined by a final judgment of a court of competent jurisdiction.

In furtherance and extension and not in limitation of the specific provisions of this Section 4.3, (A) any action taken or omitted by the Issuing Lender or any of its respective correspondents under or in connection with any of the Letters of Credit, if taken or omitted in good faith and without gross or intentional fault, as determined by a final judgment of a court of competent jurisdiction, shall be binding upon the Borrower and shall not put the Issuing Lender or its respective correspondents under any resulting liability to the Borrower and (B) the Issuing Lender may, without gross or intentional fault as determined by a final judgment of a court of competent jurisdiction, accept documents that appear on their face to be in substantial compliance with the terms of a Letter of Credit, without responsibility for further investigation, regardless of any notice or information to the contrary (other than an injunction granted by a court of competent jurisdiction during the period for which such injunction is enforced), and may make payment upon presentation of documents that appear on their face to be in substantial compliance with the terms of such Letter of Credit, provided that the Issuing Lender shall have the right, in its sole discretion, to decline to accept such documents and to make such payment if such documents are not in strict compliance with the terms of such Letter of Credit.

4.3.4        Indemnification.

4.3.4.1             The Borrower agrees to indemnify and hold harmless the Issuing Lender and each of its officers, directors, affiliates, employees, advisors and agents (the “Indemnitees”) from and against any and all losses, claims, damages and liabilities which the Indemnitees may incur (or which may be claimed against any Indemnitee) by any Person by reason of or in connection with the issuance or transfer of or payment or failure to pay under any Letter of Credit, provided that the foregoing indemnity will not, as to an Indemnitee, apply to losses, claims, damages, liabilities or related expenses to the extent they are found by a final, non-appealable judgment of a court to arise from the gross or intentional fault of such Indemnitee.

4.3.4.2             The Borrower agrees, as between the Borrower and the Issuing Lender, that the Borrower shall assume all risks of the acts, omissions or misuse by the beneficiary of any Letter of Credit.

4.3.4.3             Neither the Issuing Lender nor the Agent or any other Lender shall, in any way, be liable for any failure by the Issuing Lender or anyone else to pay any drawing under any Letter of Credit as a result of any action by any governmental authority or any other cause beyond the control of the Issuing Lender.

4.3.4.4             The obligations of the Borrower under this Section 4.3 shall survive the termination of this Agreement.  No acts or omissions of any current or prior beneficiary of a Letter of Credit shall in any way affect or impair the rights of the Issuing Lender to enforce any right, power or benefit under this Agreement.

4.3.5        LC Escrowed Funds.  Upon the occurrence and continuance of an Event of Default, or if a Mandatory Repayment to be made would require the repayment of outstanding Letters of Credit prior to their maturity, the Borrower will forthwith, upon request from the Issuing Lender or the Agent, pay to the Agent for deposit into an escrow account maintained by and in the name of the Agent, (i) in the case of the occurrence and the continuance of an Event of Default, the amount equal to the Issuing Lender’s maximum potential exposure under the then outstanding Letters of Credit or (ii) in the case of a Mandatory Repayment requiring the repayment of outstanding Letters of Credit prior to their maturity, the amount equal to the proportion of such Mandatory Repayment that would require Letters of Credit to be repaid prior to their maturity (in each case, the “LC Escrowed Funds”).  The LC Escrowed Funds will be held by the Agent for compensation or set-off against future Indebtedness owing by the Borrower to the Issuing Lender in respect of such Letters of Credit and pending such application will bear interest at the rate declared by the Agent from time to time as that payable by it in respect of deposits for such amount and for the period from the date of deposit to the maturity date of the Letters of Credit.  If such Event of Default is either waived or cured in compliance with the terms of this Agreement, then the remaining LC Escrowed Funds, if any, together with any accrued interest to the date of release, will be released to the Borrower.  The deposit of the LC Escrowed Funds by the Borrower with the Agent as herein provided will not operate as a repayment on account of the Loan Obligations until such time as the LC Escrowed Funds are actually paid to the Issuing Lender as a repayment of principal hereunder.  The Borrower shall sign and remit as Security with regard thereto all appropriate documents that the Agent or the Issuing Lender might judge necessary or desirable.

4.3.6        Resignation.  The Issuing Lender may resign as such (a “Resigning Issuing Lender”) upon 15 days’ prior written notice to the Agent and the Borrower, in which event the Borrower shall designate another Lender as Issuing Lender.  Upon acceptance by another Lender of the appointment as Issuing Lender (the “Successor Issuing Lender”), the Successor Issuing Lender shall succeed to the rights, powers and duties of the Resigning Issuing Lender and shall have all the rights and obligations of the Resigning Issuing Lender under this Agreement and the other Loan Documents.  Upon request by any of the Resigning Issuing Lender, the Successor Issuing Lender, the Agent or the Borrower, each of the Resigning Issuing Lender, the Agent, the Borrower and the Successor Issuing Lender shall enter into an agreement evidencing the appointment of the Successor Issuing Lender and dealing with such other matters as the parties may agree including any reallocation of fees paid in relation to outstanding Letters of Credit which may be necessary.  Following the resignation of the Resigning Issuing Lender, the Resigning Issuing Lender shall continue to have all the rights and obligations of an Issuing Lender under this Agreement and the other Loan Documents with respect to Letters of Credit issued by it prior to such resignation, but the Resigning Issuing Lender shall not be required to issue additional Letters of Credit.  For avoidance of doubt, the provisions of this Agreement relating to the Issuing Lender shall inure to the benefit of the Resigning Issuing Lender as to any actions taken or omitted to be taken by it (a) while it was the Issuing Lender under this Agreement or (b) at any time with respect to Letters of Credit issued by the Issuing Lender.”.

14.           Section 4.10 (now 4.11) is modified to take into account Letters of Credit, and now reads as follows:

“4.11       Limits on BA Advances, Letters of Credit and Libor Advances

Nothing in this Agreement shall be interpreted as authorizing the Borrower to issue Bankers’ Acceptances or borrow by way of Libor Advances for a Designated Period expiring, nor to cause to be issued Letters of Credit maturing, on a date which results in a situation where the Credit cannot be reduced as required by this Agreement, or on a date which is after the expiry of the Term (or, in the case of a Letter of Credit, on a date which is less than 5 Business Days before the expiry of the Term).”.

15.           Subsection 9.2.2 is amended to replace the reference to subsection 1.1.88.7 with a reference to subsection 1.1.92.7.

16.           A new subsection 9.2.10 is added as follows:

“9.2.10    if the Borrower elects to use Spectrum Co. as the bidder on behalf of the Borrower and others in the Spectrum Auction and Purchase, execute and cause to be executed by the Borrower and any of its Subsidiaries holding shares or other equity interests in Spectrum Co., from the date on which any of same are acquired, an agreement pledging such shares and equity interests to the Agent on behalf of the Lenders by way of a first-ranking pledge (subject only to Permitted Charges), which agreement shall be substantially in the form of the Share Pledge.”.

17.           The last paragraph of Section 9.3 is deleted and replaced by the following:

“The relevant amounts on the Phase II Date, as determined by the directors of the Applicable Guarantor, will be set forth in a certificate in the form set out in Schedule “K”, to be delivered within 5 Business Days following the Phase II Date.”.

18.           Section 10.2 of the Credit Agreement is deleted and replaced by the following, to take into account the conditions precedent contemplated by this Eighth Amending Agreement:

“10.2       Initial Advance under the Revolving Facility After the Eighth Amendment Closing Date

The obligation of the Lenders to make the initial Advance under the Revolving Facility after the Eighth Amendment Closing Date is conditional upon the fulfilment of each of the conditions set out in this Section 10.2 and in Section 10.3 to the entire satisfaction of the Agent and the Lenders:

10.2.1              certified copies of all of the constating documents, borrowing by-laws and resolutions of the Borrower, each other member of the VL Group and Spectrum Co. (if the Borrower elects to use Spectrum Co. to act as bidder on behalf of the Borrower and others in the Spectrum Auction and Purchase) not previously provided to the Agent shall have been provided to the Agent;

10.2.2              each of the Security Documents required by Section 9.2 shall have been executed, delivered, issued or assigned and registered or published, as the case may be, wherever required;

10.2.3              all of the issued and outstanding shares of the Subsidiaries referred to in subsection 9.2.3, and the shares of Spectrum Co. referred to in subsection 9.2.10, owned, directly or indirectly by the Borrower and any of its Subsidiaries at the relevant time, shall have been pledged in accordance with the Share Pledge executed by the Borrower and the relevant Subsidiaries and all of the pledged shares shall have been remitted to the Agent;

10.2.4              the Borrower shall have delivered to the Agent a certificate in the form of Schedule “F” signed by an officer stipulating and certifying that:

a)             such officer has taken cognizance of all the terms and conditions of this Agreement and of all contracts, agreements and deeds pertaining hereto;

b)            no Default or Event of Default has occurred or exists hereunder;

c)             the corporate structure of the VL Group is as set out in the diagram attached to the certificate;

d)            each member of the VL Group holds the permits, Licences, licences and authorizations required in order to permit it to possess its property and its real estate and to carry on its business in the manner in which it is being carried on at present; and

e)             all property to be charged by the Security Documents is located in the jurisdictions described in a schedule thereto;

10.2.5              the Borrower shall have delivered to the Agent in a sufficient number of copies for each of the Lenders its Annual Business Plan in respect of its financial years ending December 31, 2008, 2009 and 2010, showing pro forma compliance with all financial covenants hereunder;

10.2.6              each of the Security Documents shall have been amended (to the extent required), executed, delivered, issued or assigned and registered or published, as the case may be, wherever required;

10.2.7              the Borrower shall have delivered to the Agent the favourable legal opinion(s) of the counsel to the Borrower, addressed to the Lenders, the Agent and its counsel, in form and substance acceptable to the Agent and its counsel, acting reasonably, including with regard to the continuing validity of all relevant Guarantees and Security.”.

19.           Section 11.4 is deleted and replaced by the following:

“11.4       Current Business

The VL Group operates businesses in the cable and telecommunications industry, including on-line internet services, telephony, and the sale and rental of videocassettes, or anything related or ancillary thereto.”.

20.           Section 12.13 is amended to remove the reference to providing quarterly Compliance Certificates containing an updated amount of certain Guarantees.  Consequently, Section 12.13 now provides as follows:

“12.13     Maintenance of Security

It shall take all necessary steps to preserve and maintain in effect the rights of the Agent and the Lenders, as well as any collateral agent designated by the Agent, pursuant to the Security Documents, together with any renewals thereof or additional documents creating Charges that may be required from time to time.  In addition, if any new Subsidiary of any member of the VL Group is created or Acquired, or if a Person otherwise becomes a member of the VL Group, such Subsidiary will provide Security of the nature described in Article 9.”.

21.           A new Section 12.19 is added as follows:

“12.19     Transfer of Licences from Spectrum Co. to the VL Group

The Borrower shall cause Spectrum Co. to transfer to a member of the VL Group that has provided unlimited Guarantees and Security to the Agent for the benefit of the Agent and the Lenders, all of the licences and rights it obtains in the Spectrum Auction and Purchase in respect of the Province of Quebec (and for any other area to the extent that the licences and rights for such area were acquired using a Letter of Credit issued hereunder or were otherwise paid for by a member of the VL Group) as soon as reasonably possible after any Letter of Credit issued in support of the said Spectrum Auction and Purchase is presented for payment or payment is otherwise made to acquire such licences.  The Borrower shall take all steps required by the Agent to ensure that the transferred assets are subject to the Security.”.

22.           Section 13.4 is amended to correct a typographical error, by adding the following expression immediately before the expression “, or (c)”:

“will be permitted under this paragraph (b) without complying with the provisions of paragraphs (i) and (ii) below)”.

23.           Section 13.8 is amended to permit specific unsecured daylight loans and to add a basket of permitted unsecured Debt.  Section 13.8 accordingly provides as follows:

“13.8       Debt and Guarantees

Incur or assume Debt, provide Guarantees or render itself liable in any manner whatsoever, directly or indirectly, for any Indebtedness or obligation whatsoever of another Person, except (a) hereunder for the purposes set forth in Section 3.1; (b) under the CF Cable Notes, limited to the amount outstanding thereunder at the Closing Date, or any Debt incurred on the refinancing of the CF Cable Notes by a member of the VL Group, which refinancing shall be only on an unsecured basis and for an amount not in excess of US$100,000,000; (c) that a member of the VL Group may provide financial assistance to another member of the VL Group that has provided an unlimited Guarantee and the Security to the Agent on behalf of the Lenders; (d) under the Cash Management Agreements; (e) in connection with the Acquisition of Consortium Câble-Axion Digitel Inc., in respect of which not more than $20,000,000 will be due; (f) in connection with the Borrower’s existing commercial paper program which will be terminated on or before December 31, 2000; (g) in connection with Debt incurred or assumed that is secured by Permitted Charges, and within the limits applicable thereto; (h) in connection with Back-to-Back Transactions and Tax Benefit Transactions (including by way of unsecured daylight loans); (i) in connection with the HYD Offering; (j) that the Borrower may incur or assume Debt by way of Additional Offerings, and that the members of the VL Group may provide unsecured Guarantees in respect of obligations of the Borrower under any such Debt outstanding at any time, to the extent that the Borrower complies with the applicable Leverage Ratio calculated on a pro forma basis; (k) the Borrower may borrow Subordinated Debt from Quebecor Media Inc. in an initial principal amount of up to $150,000,000, with interest at a rate not exceeding the three month bankers’ acceptance rate quoted on Reuter’s Services, page CDOR, as at approximately 10:00 a.m. on such day plus 1.5% per annum (together with interest accrued thereon or paid in kind, the “QMI Subordinated Debt”); (l) in connection with an unsecured cash management credit facility limited to a maximum amount of $10,000,000, provided that the aggregate amount of such cash management facility and the Cash Management Facility shall never exceed $15,000,000; (m) additional unsecured Debt of up to $50,000,000; (n) any unsecured daylight loan in order to permit the VL Group to purchase from Spectrum Co. any licences granted as part of the Spectrum Auction and Purchase, which daylight loan will be repaid immediately following such sale by (i) Spectrum Co. using the proceeds of the sale to repurchase the preferred shares or other equity interests held in it by the VL Group, and (ii) the VL Group using such proceeds to repay the daylight loan; and (o) in connection with other Subordinated Debt; provided that, with respect to any of the matters described in paragraphs (c) to (n) above inclusive, (A) no Default or Event of Default exists at the time, (B) incurring or assuming such Debt (including by way of providing such Guarantee) will not cause a Default or Event of Default, and (C) on a pro forma basis, the incurrence or assumption of such Debt would not reasonably be expected to cause the Borrower to breach any of its covenants under Section 12.11 hereof.”.

24.           Subsection 16.2.1 is amended to require the consent of the Issuing Lender.  Consequently, the subsection now provides as follows:

“16.2.1    Each Lender may, at its own cost, assign or transfer to a Person entitled to lend money in Canada or any other Person consented to by the Borrower, the Agent and the Issuing Lender, or, to the extent permitted under Section 17.15, to a Foreign Lender (the “Assignee”) in accordance with this Article 16 up to 100% of its rights, benefits and obligations hereunder (provided that its aggregate retained Commitment, if any, under the Revolving Facility is not less than $5,000,000) with the prior consent of the Borrower, which shall not be unreasonably withheld or delayed.  The Borrower may not refuse to consent to an assignment or transfer on the sole grounds that the Assignee is a Foreign Lender, provided the provisions of Section 17.15 are respected.  After the occurrence of a Default, any Lender may transfer all or any part of its rights, benefits and obligations hereunder to any Person, without the consent of the Borrower, but upon notice to the Agent and the Borrower and subject to the consent of the Issuing Lender.”.

25.           Section 17.4 is deleted and replaced by the following:

“17.4       Entire Agreement

The entire agreement between the parties is expressed herein, and no variation or modification of its terms shall be valid unless expressed in writing and signed by the parties.  All previous agreements, promises, proposals, representations, understandings and negotiations between the parties hereto which relate in any way to the subject matter of this Agreement are hereby deemed to be null other than those contained in a letter by the Borrower to the Agent dated December 21, 2005 and confirmed by the Agent on March 1, 2006, and a letter by the Borrower to the Agent dated February 28, 2006 and confirmed by the Agent on the same date.”.

26.           The first paragraph of Section 17.13 is deleted and replaced as follows:

“The Borrower agrees to indemnify and defend each of the Agent, each Lender, and their respective directors, officers, agents and employees from, and hold each of them harmless against, any and all losses, liabilities, claims, damages or expenses of any kind which at any time or from time to time may be asserted against or incurred or paid by any of them for or in connection with, arising directly or indirectly from or relating to: (i) the participation of the Agent or of any of the Lenders in the transactions contemplated by this Agreement, (ii) any Advance or the use or proposed use of the proceeds therefrom (including any refusal by the Issuing Lender to honor a demand for payment under a Letter of Credit if the documents presented in connection with such demand do not strictly comply with the terms of such Letter of Credit), (iii) the role of the Agent or the Lenders in any investigation, litigation or other proceeding brought or threatened relating to the Credit, (iv) the presence on or under or the release or migration from any property or into the environment of any hazardous material, and/or (v) the compliance with or enforcement of any of their rights or obligations hereunder, including without limitation:”.

27.           The first paragraphs of Schedule “J” (prior to the signature line entitled “Name and Title”) are deleted and replaced by the following:

“              We have reviewed the Credit Agreement originally dated as of November 28, 2000 entered into among VIDÉOTRON LTÉE, Royal Bank of Canada, as Agent and the Lenders (as defined in the Credit Agreement, as amended and restated on November 19, 2004, and as modified, supplemented, amended or amended and restated from time to time, the “Credit Agreement”) and hereby certify that:

(i)            with the exceptions listed below (if any), as of the date of this certificate, the Borrower has complied with all the terms and conditions of the Credit Agreement; and

(iii)          no Default has occurred and is continuing and no Event of Default has occurred or exists under the Credit Agreement [or, if a Default or Event of Default exists, set out the details and proposed solutions].

We attach a Compliance Certificate demonstrating the Borrower’s compliance with the financial covenants listed in subsections 12.11.1, 12.11.2 and 12.11.3 of the Credit Agreement for the latest period required under subsection {12.15.1 - quarterly} {12.15.2 - annual} {choose one}.”.

In addition, the portion at the end of the Schedule entitled “List of increases in any limited Guarantees”, and the titles below it, are deleted.

28.           A new Schedule “M” is attached, replacing the former Schedule “M”.

III.           EFFECTIVE DATE AND CONDITIONS

1.             This Eighth Amending Agreement shall become effective as of March 6, 2008 (the “Effective Date”), subject to the fulfilment of all conditions precedent set out herein and in the amended Section 10.2 above.

2.             On the Effective Date, the Credit Agreement shall be modified by the foregoing amendments.  The parties hereto agree that the changes to the Credit Agreement set out herein and the execution hereof shall not constitute novation and all the Security shall continue to apply to the Credit Agreement, as amended hereby, and all other obligations secured thereby.  Without limiting the generality of the foregoing and to the extent necessary, (i) the Lenders and the Agent reserve all of their rights under each of the Security Documents, and (ii) each of the Borrower and the Guarantors obligates itself again in respect of all present and future obligations under, inter alia, the Credit Agreement, as amended hereby.

3.             The Borrower shall pay all fees and costs, including legal fees associated with this Agreement incurred by the Agent as contemplated and restricted by the provisions of Section 12.14 of the Credit Agreement.

4.             The Borrower shall provide the opinion of its counsel, in form and substance acceptable to the Agent and the Lenders’ counsel, with respect to the power, capacity, and authority of the Borrower and each of the Guarantors to enter into or intervene in this Eighth Amending Agreement and to perform its obligations hereunder, with respect to the enforceability of this Eighth Amending Agreement in accordance with its terms; as well as, prior to the initial Advance by way of Letter of Credit under the Credit Agreement, with respect to the pledge of Spectrum Co.’s shares (if any), and with respect to the continued enforceability (unaffected hereby) of all of the Security.  The Borrower shall also provide any opinions that the Agent may reasonably require in connection with Section 12.19 of the Credit Agreement.

IV.           MISCELLANEOUS

1.             All of the provisions of the Credit Agreement that are not amended hereby shall remain in full force and effect.

2.             This Agreement shall be governed by and construed in accordance with the Laws of the Province of Quebec.

3.             The parties acknowledge that they have required that the present agreement, as well as all documents, notices and legal proceedings entered into, given or instituted pursuant hereto or relating directly or indirectly hereto be drawn up in English.  Les parties reconnaissent avoir exigé la rédaction en anglais de la présente convention ainsi que de tous documents exécutés, avis donnés et procédures judiciaires intentées, directement ou indirectement, relativement ou à la suite de la présente convention.

IN WITNESS WHEREOF THE PARTIES HERETO HAVE SIGNED THIS AGREEMENT ON THE DATE AND AT THE PLACE FIRST HEREINABOVE MENTIONED.

VIDÉOTRON LTÉE		ROYAL BANK OF CANADA, as Agent for the Lenders

Per:	/s/ JEAN-FRANÇOIS PRUNEAU	Per:	/s/ ANN MURLEY
Manager, Agency

ROYAL BANK OF CANADA		THE TORONTO-DOMINION BANK

Per:	/s/ (ILLEGIBLE)	Per:	/s/ (ILLEGIBLE)

		Per:	/s/ (ILLEGIBLE)

BANK OF MONTREAL		BANK OF AMERICA, N.A., Canada Branch

Per:	/s/ (ILLEGIBLE)	Per:	/s/ NELSON LAM
Vice President

CANADIAN IMPERIAL BANK OF COMMERCE		THE BANK OF NOVA SCOTIA

Per:	/s/ (ILLEGIBLE)	Per:	/s/ ROB KING
Managing Director

Per:	/s/ (ILLEGIBLE)	Per:	/s/ BRADLEY WALKER
Associate Director

CITIBANK, N.A., Canadian Branch		CREDIT SUISSE, Toronto Branch

Per:		Per:

Per:		Per:

CAISSE CENTRALE DESJARDINS		BANK OF TOKYO-MITSUBISHI UFJ (CANADA)

Per:	/s/ (ILLEGIBLE)	Per:

Per:	/s/ (ILLEGIBLE)	Per:

LAURENTIAN BANK OF CANADA		NATIONAL BANK OF CANADA

Per:	/s/ (ILLEGIBLE)	Per:	/s/ (ILLEGIBLE)

Per:	/s/ (ILLEGIBLE)	Per:	/s/ (ILLEGIBLE)

HSBC BANK CANADA		SOCIÉTÉ GÉNÉRALE (CANADA)

Per:	/s/ (ILLEGIBLE)	Per:

Per:	/s/ (ILLEGIBLE)	Per:

The undersigned acknowledge having taken cognizance of the provisions of the foregoing Eighth Amending Agreement and agree that the Guarantees and Security executed by them (A) remain enforceable against them in accordance with their terms, and (B) continue to guarantee or secure, as applicable, all of the obligations of the Persons specified in such Guarantees and Security Documents in connection with the Credit Agreement as defined above, and as amended hereby:

LE SUPERCLUB VIDÉOTRON LTÉE		GROUPE DE DIVERTISSEMENT SUPERCLUB INC.

Per:	/s/ JEAN-FRANÇOIS PRUNEAU	Per:	/s/ JEAN-FRANÇOIS PRUNEAU

CF CABLE TV INC.		SUPERCLUB PROPERTIES INC.

Per:	/s/ JEAN-FRANÇOIS PRUNEAU	Per:	/s/ JEAN-FRANÇOIS PRUNEAU

SUPERCLUB VIDÉOTRON CANADA INC.

Per:	/s/ JEAN-FRANÇOIS PRUNEAU

The undersigned acknowledges having taken cognizance of the provisions of the foregoing Eighth Amending Agreement and agrees that the pledge of the shares of the Borrower executed by the undersigned as of July 6, 2006 in favour of the Agent (A) remains enforceable against it in accordance with its terms, and (B) continues to secure all of the obligations of the Persons specified in such Security Document in connection with the Credit Agreement, as defined above, and as amended hereby:

QUEBECOR MEDIA INC.

Per:	/s/ JEAN-FRANÇOIS PRUNEAU

SCHEDULE “M”

MEMBERS OF THE VL GROUP AS AT THE

EIGHTH AMENDMENT CLOSING DATE

VIDÉOTRON LTÉE

LE SUPERCLUB VIDÉOTRON LTÉE

LES PROPRIÉTÉS SUPERCLUB INC./SUPERCLUB PROPERTIES INC.

SUPERCLUB VIDÉOTRON CANADA INC.

GROUPE DE DIVERTISSEMENT SUPERCLUB INC.

SETTE INC.

CF CÂBLE TV INC./CF CABLE TV INC.

GUARANTORS AS AT THE EIGHTH AMENDMENT CLOSING DATE

LE SUPERCLUB VIDÉOTRON LTÉE

LES PROPRIÉTÉS SUPERCLUB INC./SUPERCLUB PROPERTIES INC.

SUPERCLUB VIDÉOTRON CANADA INC.

GROUPE DE DIVERTISSEMENT SUPERCLUB INC.

CF CÂBLE TV INC./CF CABLE TV INC.

QUEBECOR MEDIA INC., under a limited recourse guarantee (limited to a pledge of the shares of the Borrower).